U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [    ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [    ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [    ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [    ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Canmarc Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

Québec, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Real Estate Investment Trust Units

(Title of Class of Subject Securities)

CA1376412054

US137641106 (Rule 144A)

(CUSIP Number of Class of Securities (if applicable)

Michel Dallaire

Cominar Real Estate Investment Trust

455 rue du Marais

Québec City, Québec, Canada

G1M 3A2

(418) 681-8151

with a copy to:

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Received Notices and Communications on Behalf of Subject Company

December 2, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Document Number	Description

1.	Offer to Purchase and Circular, dated December 2, 2011*

2.	Letter of Transmittal**

3.	Notice of Guaranteed Delivery**

4.	Notice of Variation and Extension dated January 16, 2012

(b)

Document Number	Description

1.	Letter of Transmittal (as amended)

2.	Notice of Guaranteed Delivery (as amended)

*	Previously furnished on the filing person’s Form CB submitted to the Securities and Exchange Commission (the “SEC”) on December 5, 2011.
**	Previously furnished on Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011

Item 2.	Informational Legends

Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are subject to the Offer and it is an offence to claim otherwise.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 16, 2012

NOTICE OF VARIATION AND EXTENSION

by

COMINAR ACQUISITION GROUP

(as defined below)

of its

OFFER TO PURCHASE

all of the issued and outstanding trust units

(together with associated rights issued under any unitholder rights plan)

(the “Canmarc Units”)

of

CANMARC REAL ESTATE INVESTMENT TRUST

on the revised basis,

for consideration per Canmarc Unit, at the option of the unitholders, of either:

(i) $16.50 cash

or

(ii) 0.7607 trust units of Cominar Real Estate Investment Trust,

subject to proration on the terms described herein

8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc. (collectively, the “Cominar Acquisition Group”), each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (“Cominar”), hereby gives notice that it is amending its offer dated December 2, 2011, as extended January 12, 2012 (the “Original Offer”) to purchase solidarily (jointly and severally) all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”), other than any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all trust units of Canmarc that may become issued and outstanding after the date of the Original Offer but before the expiry time of the Original Offer upon the exercise, conversion or exchange of Convertible Securities (together with the rights associated with trust units of Canmarc) (the “URP Rights”) issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”), in order to, among other things: (a) increase the consideration offered per Canmarc Unit; (b) provide additional disclosure with respect to certain matters; and (c) extend the Original Offer to 3:00 p.m. (Toronto Time) on January 27, 2012. The Original Offer, as amended and extended hereby, is referred to herein as the “Offer”.

THE ORIGINAL OFFER HAS BEEN AMENDED TO INCREASE THE PRICE OFFERED PER CANMARC UNIT FROM, AT THE OPTION OF THE HOLDER, EITHER $15.30 IN CASH OR 0.7054 COMINAR UNITS, SUBJECT TO PRORATION, TO, AT THE OPTION OF THE HOLDER, EITHER $16.50 IN CASH OR 0.7607 COMINAR UNITS, SUBJECT TO PRORATION ON THE TERMS DESCRIBED HEREIN.

THE ORIGINAL OFFER HAS BEEN AMENDED AND EXTENDED, AND IS NOW OPEN FOR ACCEPTANCE UNTIL 3:00 P.M. (TORONTO TIME) ON JANUARY 27, 2012 (THE “EXPIRY TIME”), UNLESS FURTHER EXTENDED OR WITHDRAWN.

THE BOARD OF TRUSTEES OF CANMARC HAS UNANIMOUSLY DETERMINED (MESSRS. JAMES F. MILES AND FRANK W. MATHESON HAVING RECUSED THEMSELVES FROM THE DELIBERATIONS CONCERNING THE CONTEMPLATED TRANSACTIONS), AFTER CONSULTATION WITH ITS FINANCIAL AND LEGAL ADVISORS, THAT THE CONSIDERATION TO BE OFFERED FOR THE CANMARC UNITS PURSUANT TO THE OFFER IS FAIR TO ALL UNITHOLDERS (OTHER THAN THE COMINAR ACQUISITION GROUP, COMINAR AND THEIR RESPECTIVE AFFILIATES), THAT IT WOULD BE IN THE BEST INTERESTS OF CANMARC TO SUPPORT AND FACILITATE THE OFFER AND ENTER INTO THE SUPPORT AGREEMENT AND RECOMMENDS THAT THE UNITHOLDERS DEPOSIT THEIR CANMARC UNITS TO THE OFFER.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying offer and circular dated December 2, 2011 (the “Original Circular” and, together with the Original Offer, the “Original Offer and Circular”) as extended on January 12, 2012. The Original Offer and Circular and this Notice of Variation and Extension together constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

Unitholders of Canmarc (the “Unitholders”) who have validly deposited and not withdrawn their Canmarc Units need to take no further action to accept the Offer.

A Unitholder who wishes to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer and Circular (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with any certificate representing its Canmarc Units and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at its office in Toronto, Ontario, specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a Unitholder may (i) accept the Offer by following the procedures for book-entry transfer of Canmarc Units set out in Section 3 of the Original Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular (printed on PINK paper), or a manually executed facsimile thereof.

This Notice of Variation and Extension is also accompanied by the Letter of Transmittal (printed on YELLOW paper) for use in connection with the Offer, as increased hereby. Unitholders that have already made an election and submitted a Letter of Transmittal (printed on YELLOW paper) in connection with the Original Offer may, if they so choose, modify their election by completing and returning the enclosed Letter of Transmittal (printed on YELLOW paper) by no later than the Expiry Time, as instructed herein. A UNITHOLDER WHO HAS PREVIOUSLY DELIVERED A LETTER OF TRANSMITTAL DOES NOT HAVE TO DELIVER A NEW ONE UNLESS IT WISHES TO CHANGE ITS ELECTION. IF A UNITHOLDER HAS MADE A PREVIOUS ELECTION AND SUBMITTED A LETTER OF TRANSMITTAL AND DOES NOT SUBMIT A NEW LETTER OF TRANSMITTAL, THE COMINAR ACQUISITION GROUP WILL ACCEPT AND HONOR SUCH ELECTION AND IF AN ELECTION WAS MADE TO ACCEPT THE ORIGINAL OFFER, SUCH ELECTION WILL BE TREATED AS AN ELECTION TO ACCEPT THE INCREASED OFFER AND THE UNITHOLDER WILL RECEIVE $16.50 PER CANMARC UNIT, NOT SUBJECT TO PRO-RATION OR 0.7607 COMINAR UNITS, SUBJECT TO PRORATION, AS THE CASE MAY BE.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in order to take the necessary steps to be able to deposit such Canmarc Units under the Offer.

All payments under the Offer will be made in Canadian dollars. Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Cominar Acquisition Group, Cominar, the Information Agent, a Soliciting Dealer (if any) or the Depositary.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Canmarc Units be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Cominar Acquisition Group may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

CURRENCY

All dollar references in this Notice of Variation and Extension are in Canadian dollars, except where otherwise indicated.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, are “forward-looking statements” and are prospective in nature. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Cominar’s actual results could differ materially from those anticipated in forward-looking statements, as applicable, including as a result of the risks associated with the ownership of immoveable property, access to capital, current global financial conditions, competition in the real estate sector, property acquisitions and developments, dependence on key personnel, potential conflicts of interest, general uninsured losses, governmental regulation, limits on activities and debt financing. While Cominar believes that the expectations reflected in the forward-looking statements contained herein, and in its documents incorporated by reference herein, are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in, or incorporated by reference in such documents should not be unduly relied upon. These statements speak only as of the date hereof. These factors are discussed in greater detail in Section 20 of the Original Offer and Circular and in Cominar’s most recent Annual Information Form filed with the Canadian provincial securities regulatory authorities and available on SEDAR.

The Cominar Acquisition Group and Cominar disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

NOTICE TO UNITHOLDERS IN THE UNITED STATES

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (AS DEFINED IN THE OFFER). HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE

THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS. ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER. THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

THE SECURITIES OFFERED UNDER THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer is being made for the securities of a Canadian entity that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian corporate and tender offer rules. Unitholders resident in the United States should be

v

aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder. Financial statements included herein or incorporated by reference have been prepared in accordance with Canadian generally accepted accounting principles or international financial reporting standards and thus may not be comparable to financial statements of United States companies. Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Original Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Original Offer and Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in Canada. It may be difficult for Unitholders who are resident of countries other than Canada, including the United States, to enforce their rights and any claim they may have under laws other than Canadian laws, including, without limitation, United States federal securities laws, given that the Cominar Acquisition Group is formed of entities incorporated under the laws of Canada, Cominar is an unincorporated close-ended real estate investment trust governed by the laws of the Province of Québec and Canmarc is an unincorporated open-ended real estate investment trust governed by the laws of the Province of Québec, that the majority of the officers, directors and trustees of Cominar, the Cominar Acquisition Group and Canmarc reside in Canada, and that all or a substantial portion of the assets of the Cominar Acquisition Group, Cominar and Canmarc and the other above-mentioned persons are located in Canada. Unitholders who are resident of countries other than Canada, including the United States, may not be able to sue the Cominar Acquisition Group, Cominar, Canmarc or their respective officers, directors or trustees in a Canadian court for violation of laws, including United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court outside of Canada, including a court in the United States, or to enforce judgment obtained from a court located outside of Canada, including of a court of the United States.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer, as amended by this Notice of Variation and Extension, is being made only for Canmarc Units and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Canmarc Units in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Canmarc Units at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Original Offer.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising their Convertible Securities are not described in either Section 22 of the Original Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 23 of the Original Offer and Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise their Convertible Securities.

INFORMATION CONCERNING CANMARC

The information concerning Canmarc contained in this document has been taken from and is based solely upon Canmarc’s public disclosure on file with Canadian securities regulatory authorities. Canmarc has neither reviewed this document, nor has confirmed the accuracy and completeness of the information in respect of Canmarc contained in this document. Although neither the Cominar Acquisition Group nor Cominar has any knowledge that would indicate that any information or statements contained in this document concerning Canmarc taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Cominar Acquisition Group, Cominar nor any of their respective directors, trustees or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Canmarc to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Cominar Acquisition Group or Cominar. Except as otherwise indicated, information concerning Canmarc is given based on information in Canmarc’s public disclosure available as of January 13, 2012. All references to the number of Canmarc Units outstanding on a fully-diluted basis as at January 13, 2012 in this document are references to estimates of such figures based solely on Canmarc’s public disclosure.

NOTICE OF VARIATION AND EXTENSION

January 16, 2012

TO: THE HOLDERS OF CANMARC UNITS

This Notice of Variation and Extension amends and supplements (i) the Original Offer and Circular dated December 2, 2011, as extended on January 12, 2012, pursuant to which the Cominar Acquisition Group is offering to purchase solidarily (jointly and severally) all of the issued and outstanding Canmarc Units, other than any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all Canmarc Units that may become issued and outstanding after the date of the Original Offer but before the expiry time of the Original Offer upon the exercise, conversion or exchange of Convertible Securities, together with the URP Rights issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, as well as (ii) the Letter of Transmittal and (iii) the Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Offer and Circular as amended hereby. Unless the context otherwise requires, capitalized terms used in this Notice of Variation and Extension but not defined herein that are defined in the Original Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

1.	Increase in Consideration Offered

The Cominar Acquisition Group has varied the Original Offer by increasing the price offered to Unitholders from, at the option of the holder, either $15.30 in cash or 0.7054 Cominar Units, subject to proration, to, at the option of the holder, either $16.50 in cash or 0.7607 Cominar Units, subject to proration on the terms described herein.

Accordingly, the descriptions of the “Cash Alternative” and “Unit Alternative” in the first paragraph of Section 1 of the Original Offer, “The Offer” (found at page 17 of the Original Offer and Circular) are deleted and replaced by the following:

“(a)	$16.50 cash (the “Cash Alternative”); or

(b)	0.7607 Cominar Units, subject to proration on the terms described herein (the “Unit Alternative”)”

The definitions of “Cash Alternative” and “Unit Alternative” and all references in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the price offered by the Cominar Acquisition Group, the Cash Alternative and the Unit Alternative are hereby amended to reflect the foregoing changes.

In addition, the subsection entitled “Proration” of Section 1 of the Original Offer, “The Offer” (found at page 19 of the Original Offer and Circular), is deleted and replaced by the following:

“Unitholders who elect or are deemed to have elected the Cash Alternative will not, under any circumstance, be subject to proration and, accordingly, will be entitled to receive, on the terms and subject to the conditions of the Offer, $16.50 cash for each Canmarc Unit in respect of which the Cash Alternative has been or is deemed to have been elected.

The maximum aggregate number of Cominar Units available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will be limited to 16 million Cominar Units (the “Maximum Unit Consideration”). The portion of the Maximum Unit Consideration available under the Unit Alternative at each Take-up Date on which the Cominar Acquisition Group takes up Canmarc Units will be proportionate to the ratio of the number of Canmarc Units being taken up on such Take-up Date to the total number of Canmarc Units outstanding calculated on a fully-diluted basis (the “Maximum Take-up Date Unit Consideration” in respect of such Take-up Date). If after taking into account the aggregate number of Cominar Units that would otherwise be issuable on any particular Take-up Date to Unitholders who have elected the Unit Alternative (the “Requested Number of Cominar Units”), the number of Cominar Units so issued would exceed the Maximum Take-up Date Unit Consideration, then the following prorating provisions will apply to each Unitholder that has elected the Unit Alternative:

(a) the Cominar Acquisition Group will deliver to each such Unitholder such number of Cominar Units as is equal to the product, rounded down to the nearest whole number, of (x) 0.7607, (y) the number of Canmarc Units tendered under the Unit Alternative to such Cominar Acquisition Group by such Unitholder, and (z) a fraction (the “Unit Prorating Factor”), the numerator of which is the Maximum Take-up Date Unit Consideration and the denominator of which is the Requested Number of Cominar Units; and

(b) the Cominar Acquisition Group will then pay to each such Unitholder a cash amount equal to the product of (x) $16.50, (y) the number of Canmarc Units tendered under the Unit Alternative by such Unitholder and (z) the difference between one and the Unit Prorating Factor, and where a Unitholder would have been entitled to receive a fraction of a Cominar Unit but for the rounding referred to in paragraphs (a) (x) above, the Cominar Acquisition Group will deliver to such Unitholder a cash amount equal to the product of (x) $21.69 and (y) such fraction.”

All references in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the maximum number of units issuable by Cominar under the Offer and to the amount of Cominar Units that would be received by the Unitholders in respect thereof are hereby amended to reflect the foregoing changes.

The TSX has conditionally approved the listing of the Cominar Units issuable under the Offer, subject to Cominar fulfilling the listing requirements of the TSX.

Based on the Cash Alternative of $16.50 per Canmarc Unit, the Offer represents a premium of approximately 24.2% over the closing price of $13.28 per Canmarc Unit on the TSX on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the Offer.

With respect to distributions in respect of the month of January, 2012, pursuant to the terms of the Support Agreement (as defined below) holders of Canmarc Units that elected the Unit Alternative will receive a distribution on the Cominar Units they receive under the Offer as if they had been holders of such Cominar Units for the entire month of January.

All references in the Original Offer and Circular to the premium represented by the Offer are amended to reflect the foregoing changes.

Assuming that all of the conditions to the Offer are satisfied or waived, all Unitholders whose Canmarc Units are taken up under the Offer, including Unitholders who have already deposited their Canmarc Units to the Offer, will receive the increased consideration for their Canmarc Units.

2.	Extension of the Offer

The Cominar Acquisition Group amended the Original Offer on January 12, 2012 by extending the time for acceptance of the Offer to 3:00 p.m. (Toronto time) on January 27, 2012 unless the Offer is further extended or withdrawn. Accordingly, the definition of “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found at page 12 of the Original Offer and Circular) is deleted and replaced by the following:

“Expiry Time” means 3:00 p.m. (Toronto time) on January 27, 2012 or such later time or times and date or dates as may be fixed by the Cominar Acquisition Group from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on January 12, 2012” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to “3:00 p.m. (Toronto time) on January 27, 2012”.

3.	Recent Developments

On December 5, 2011, Cominar announced a public offering of 5,734,000 Cominar Units at a price of $21.80 per Cominar Unit to be sold to a syndicate of underwriters co-led by National Bank Financial Inc. and BMO Capital Markets, which included an over-allotment option to purchase 860,100 additional Cominar Units.

On December 6, 2011, Canmarc announced that the Canmarc Board adopted a new unitholders’ rights plan, in addition to the Unitholder Rights Plan already in place.

On December 12, 2011, the Canmarc Board filed a trustees’ circular recommending the rejection of the Offer.

On December 14, 2011, the Offer and Circular was mailed to Unitholders by the Cominar Acquisition Group.

On December 20, 2011, the Cominar Acquisition Group and Cominar received a “complex” service standard designation from the Commissioner of Competition, with a corresponding 45-day service standard period review set to expire on January 29, 2012. The Cominar Acquisition Group and Cominar have, however, applied for an advance ruling certificate from the Commissioner of Competition and do not believe that the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, give rise to any competition concerns and believe that the necessary clearance will be received from the Commissioner of Competition by the Expiry Time.

On December 20, 2011, a representative of BMO Capital Markets met with a representative of the special committee of the Canmarc Board of Trustees (“Special Committee”) to reiterate Cominar’s interest, expressed prior to the launch of the Offer, in proceeding with an acquisition transaction on a negotiated basis that would have the support of Canmarc’s Board.

On December 22, 2011, representatives of BMO Capital Markets met with representatives of TD Securities Inc. (“TD Securities”), the financial advisor to the Special Committee, to convey the same message.

On December 22, 2011, Cominar announced that it closed the above-mentioned public offering which, after full exercise of the over-allotment option by the underwriters, resulted in total net proceeds to Cominar of approximately $137.7 million, after deducting the underwriters’ fee and the expenses of the offering.

On January 6, 2012, Cominar announced that the Bureau de décision et de révision en valeurs mobilières will hold a hearing on January 19, 2012 at which the Cominar Acquisition Group will seek to have the unitholder rights plans of Canmarc cease traded. It was further announced that the Offer was to be extended to a date to be determined in order to accommodate such hearing.

On January 6, 2012, representatives of BMO Capital Markets and TD Securities held a meeting during which representatives of BMO Capital Markets verbally outlined a proposal to TD Securities from the Cominar Acquisition Group to enhance the Offer by increasing the consideration offered per Canmarc Unit under the Offer. Cominar’s interest in proceeding with the Offer on a Canmarc Board supported basis under these new terms was reiterated by its representatives.

On January 8, 2012, representatives of TD Securities and Canaccord Genuity, advisors to the Special Committee of Canmarc, after deliberations with the Special Committee of Canmarc, without specificity, indicated to representatives of BMO Capital Markets that Canmarc would not accept the revised Cominar proposal made by BMO Capital Markets and requested that the Cominar Acquisition Group table a new proposal with a higher price and a more fulsome discussion of non-financial considerations including roles for Canmarc senior management before continuing any further discussions.

On January 9, 2012, representatives of BMO Capital Markets followed up with representatives of TD Securities and Canaccord Genuity and indicated that the Cominar Acquisition Group would not modify its proposal without any substantive or meaningful engagement by Canmarc or its advisors in discussions and without any specificity about the required terms for a negotiated Canmarc Board supported transaction. During that discussion, representatives of BMO Capital Markets expressed, without specificity that Cominar would consider a higher price than it verbally communicated on January 6, 2012. However, for discussions to continue, the Cominar Acquisition Group requested that Canmarc table a counterproposal outlining the terms on which Canmarc would provide its support for a Cominar offer.

On January 10, 2012, representatives of TD Securities and Canaccord Genuity initiated a discussion with BMO Capital Markets and verbally communicated a price at which Canmarc would be supportive of an offer that was higher than the price proposed by the Cominar Acquisition Group on January 6, 2012 and also asked questions regarding the continuity of current Canmarc management in senior roles in the combined organization.

On January 11, 2012, Mr. Michel Dallaire, the President and Chief Executive Officer of Cominar, met with the President and Chief Executive Officer of Canmarc, Mr. James W. Beckerleg, to better understand Canmarc’s questions regarding Canmarc’s senior management and to develop a view on Canmarc’s genuine interest to enter into a negotiation with Cominar.

On January 11, 2012, representatives of BMO Capital Markets resumed their discussions with TD Securities and Canaccord Genuity, during which a revised, enhanced proposal from the Cominar Acquisition Group was communicated which included a higher price than the price communicated on January 6, 2012.

On January 12, 2012, Cominar announced the extension of the Offer, with an expiry time set for 3:00 p.m on January 27, 2012 to accommodate the hearing to be held on January 19, 2012 before the Bureau de décision et de révision.

On January 12, 2012, negotiations between representatives of the Cominar Acquisition Group and Canmarc and between Mr. Dallaire and Mr. Beckerleg continued and, after close of markets that same day, Mr. Dallaire and Mr. Beckerleg, agreed they would present the Amended Offer price of $16.50 per Canmarc Unit under the Cash Alternative to their respective boards for approval. Legal and financial advisors to the Cominar Acquisition Group and Canmarc and the Special Committee then began negotiations of the support agreement.

On January 13, 2012, after close of markets, TD Securities and Canaccord Genuity, advisors to the Special Committee, delivered fairness opinions to the Special Committee and, after receiving detailed presentations from its legal and financial advisors, the Special Committee approved the making of a favourable recommendation to the Canmarc Board regarding the entering into by Canmarc of the Support Agreement and the exclusivity letter. On the same day, the Canmarc Board unanimously determined (Messrs. James F. Miles and Frank W. Matheson having recused themselves from the deliberations of the Canmarc Board concerning the contemplated transactions), after consultation with its financial and legal advisors that the consideration to be received by the Canmarc Unitholders pursuant to the Offer is fair, from a financial point of view, to the Canmarc Unitholders (other than the Cominar Acquisition Group, Cominar and their respective Affiliates), that it would be in the best interests of Canmarc to support and facilitate the Offer and enter into the Support Agreement and recommends that the Unitholders deposit their Canmarc Units to the Offer.

On January 13, 2012, after close of markets, the Cominar Board of Trustees met and, after receiving detailed presentations from its financial and legal advisors, approved the entering into of the Support Agreement.

Subsequently, negotiations of the Support Agreement continued and on January 15, 2012, the Cominar Acquisition Group, Cominar and Canmarc entered into the Support Agreement. The entering into of the Support Agreement and the intentions of the parties to proceed with the Offer on a negotiated basis were publicly announced prior to the opening of the markets on January 16, 2012.

4.	Amendment to Definitions

The definitions set out below contained in the Original Offer and Circular are deleted in their entirety and replaced with the following:

“Canmarc DRIP” means the distribution reinvestment plan of Canmarc providing for the purchase of additional Canmarc Units with cash distributions bearing an effective date of May 25, 2010;

“Convertible Securities” means any securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights to acquire, Canmarc Units (and shall include Class B LP Units), other than URP Rights;

“Material Adverse Effect” means, when used in connection with a person, any effect that is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person and its subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by the Support Agreement other than any effect:

(a)	resulting from, or arising in connection with, the announcement of the Support Agreement or the transactions contemplated hereby;

(b)	relating to general economic, political, business or regulatory conditions or securities, financial, credit, banking, currency or capital markets generally in Canada, or the United States, Europe or elsewhere;

(c)	relating to any changes in currency exchange rates, interest rates, monetary policy or inflation;

(d)	affecting the Canadian real estate business in general;

(e)	relating to a change in the market trading price or trading volume of securities of that person;

(f)	relating to any change in applicable Laws (other than Laws related to the tax status of real estate investment trusts) or applicable generally accepted accounting principles, including GAAP; or

(g)	relating to any act of God or other calamity, national or international, political or social conditions (including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military, militant or terrorist attack (or any escalation or worsening thereof);

provided that the causes underlying such effect referred to in clause (e) may be taken into account when determining whether a Material Adverse Effect has occurred and provided further, however, that such effect referred to in clause (b), (c) or (d) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or materially disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Regulatory Authority” means:

(a)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) or taxing authority thereof, or any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares or units ordinarily entitled to elect a majority of the board of directors or trustees thereof (whether or not shares or units of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall also include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary; and

“Unitholder Rights Plans” means, collectively, the unitholder rights plans between Canmarc and Computershare Trust Company of Canada, dated May 25, 2010, as modified or amended or superseded from time to time, and the unitholder rights plans between Canmarc and CIBC Mellon Trust Company dated December 6, 2011, as modified or amended or superseded from time to time, and any other unitholder rights plan which may be adopted by Canmarc after the date hereof.

5.	Revised Conditions of the Offer

The Cominar Acquisition Group has varied the Original Offer. Section 4 of the Original Offer entitled “Conditions of the Offer” (found at page 25 of the Original Offer and Circular) is hereby deleted in its entirety and replaced with the text that follows:

Notwithstanding any other provision of the Support Agreement dated January 15, 2012 by and among Cominar, the Cominar Acquisition Group and Canmarc (the “Support Agreement”), subject to applicable Laws, and in addition to (and not in limitation of) the Cominar Acquisition Group’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to the Offer in accordance with the Support Agreement, the Cominar Acquisition Group will have the right to withdraw the Offer and not take up nor pay for any Canmarc Units deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance in accordance with the Support Agreement, unless all of the following conditions are satisfied or waived by the Cominar Acquisition Group (in its sole discretion) at or prior to the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time, such number of Canmarc Units which represents, in each case, on a fully-diluted basis (i) together with the Canmarc Units owned by the Cominar Acquisition Group and Cominar, at least 66 2/3% of the outstanding Canmarc Units and (ii) at least a majority of the outstanding Canmarc Units the votes of which would be included in any minority approval of a Subsequent Acquisition Transaction pursuant to MI 61-101 (the “Minimum Tender Condition”);

(b)	a Material Adverse Effect shall not have occurred with respect to Canmarc and no fact or circumstance is reasonably likely to result in a Material Adverse Effect with respect to Canmarc;

(c)	the Cominar Acquisition Group shall have determined in its reasonable discretion that, on terms satisfactory to the Cominar Acquisition Group:

(i)	the Canmarc Board shall have waived the application of the Unitholder Rights Plan of Canmarc dated May 25, 2010 and any other Unitholder Rights Plan subsequently adopted by the Canmarc Board which would provide rights to the Unitholders to purchase any securities of Canmarc as a result of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)	a cease trade order shall have been issued by a securities commission having jurisdiction that has the effect of prohibiting or preventing the exercise of URP Rights or the issue of Canmarc Units upon the exercise of the URP Rights in relation to the purchase of Canmarc Units by the Cominar Acquisition Group under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)	a court of competent jurisdiction shall have ordered that the URP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)	the URP Rights and any Unitholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Canmarc Units with respect to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(d)	all government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including the Competition Act Approval, those of any stock exchange or other securities regulatory authorities) that are necessary:

(i)	to complete the Offer and the acquisition of Canmarc Units; and

(ii)	to issue and list on the TSX, the Cominar Units issuable pursuant to the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction,

shall have been obtained or concluded on terms and conditions satisfactory to the Cominar Acquisition Group, acting reasonably, and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated;

(e)	the Cominar Acquisition Group shall have determined in its reasonable discretion that (i) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before, and no judgement or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including any individual, corporation, firm, group or other entity), any governmental agency or Regulatory Authority or administrative agency or commission in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other Regulatory Authority or any other person in any case, whether or not having the force of Law, and (ii) no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case, unless same is acceptable to the Cominar Acquisition Group in its reasonable discretion:

(A)	that would cease trade, enjoin, prohibit or impose material limitations or conditions on the Offer, the purchase by or the sale to the Cominar Acquisition Group of the Canmarc Units, the right of the Cominar Acquisition Group to own or exercise full rights of ownership over the Canmarc Units, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect;

(B)	which would be reasonably expected to have a Material Adverse Effect with respect to Canmarc;

(C)	which would be reasonably expected to prevent the ability of the Cominar Acquisition Group or its affiliates to complete the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction; or

(D)	limiting or adversely affecting the validity, enforceability or right to set up the security interests, pledges, hypothecs or other encumbrances in favour of Canmarc affecting the Canmarc Units held by Homburg Realty Fund (199) Limited Partnership or any consideration received pursuant to the divestiture, transfer, substitution or exchange of any such Canmarc Units affected by such security interests, pledges, hypothecs or other encumbrances in favour of Canmarc;

(f)	there shall not exist any prohibition at Law against the Cominar Acquisition Group making the Offer or taking up and paying for Canmarc Units deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)	there shall not exist any facts or circumstances in respect of Convertible Securities, the Canmarc DRIP, the Canmarc LTIP, the Canmarc Deferred Unit Plan for Trustees or any other incentive or similar plan of Canmarc that adversely impacts the ability of the Cominar Acquisition Group or Cominar to complete a Subsequent Acquisition Transaction, including any issuance of any Canmarc Units, securities of Canmarc or Convertible Securities (including, for greater certainty under the Canmarc DRIP, the Canmarc LTIP, the Canmarc Deferred Unit Plan for Trustees or any other incentive or similar plan of Canmarc);

(h)	Cominar shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Canmarc with any securities commission or similar securities Regulatory Authority in any of the provinces of Canada, which Cominar shall have determined has or would reasonably be expected to have a Material Adverse Effect on Canmarc;

(i)	Canmarc shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time; and

(j)	(i) all representations and warranties made by Canmarc in the Support Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Canmarc and (ii) the representation and warranty of Canmarc in paragraph (a) of Part I of Schedule A (Capitalization) of the Support Agreement shall be true and correct in all respects.

The foregoing conditions are for the exclusive benefit of the Cominar Acquisition Group and may be asserted by the Cominar Acquisition Group regardless of the circumstances giving rise to any such assertion. The Cominar Acquisition Group in its sole discretion may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Cominar Acquisition Group may have. The failure by the Cominar Acquisition Group at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Cominar Acquisition Group to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, the Cominar Acquisition Group will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Unitholders in the manner set out in Section 10 of the Offer, “Notices and Delivery” and will provide a copy of the aforementioned notice to the TSX.

If the Offer is withdrawn, the Cominar Acquisition Group will not be obligated to take up or pay for any Canmarc Units deposited under the Offer and the Depositary will promptly return all Deposited Canmarc Units in accordance with Section 8 of the Offer, “Return of the Deposited Canmarc Units”.

6.	Support Agreement

The following is a summary of the material terms of the Support Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which was filed with the Canadian Securities Regulatory Authorities on January 16, 2012 on Canmarc’s SEDAR profile at www.sedar.com. Capitalized terms that are used in the summary below that are not otherwise defined in this Notice of Variation and Extension have the meanings set forth in the Support Agreement.

The Offer and Support of the Offer

The Cominar Acquisition Group agreed to amend the Original Offer to: (i) increase the price offered per Canmarc Unit under the Cash Alternative from $15.30 to $16.50; (ii) change the ratio of Cominar Units under the Unit Alternative from 0.7054 Cominar Units per Canmarc Unit to 0.7607 Cominar Units per Canmarc Unit (subject to proration, on the terms described herein); and (iii) replace Section 4 of the Original Offer with the conditions contained in the Support Agreement.

Conditions of the Offer

The Support Agreement provides that the Offer shall be subject to the conditions described in Section 5 of this Notice of Variation and Extension, “Revised Conditions of the Offer”. The Cominar Acquisition Group may, in its sole discretion, under the terms of the Support Agreement, modify or waive any term or condition of the Offer, provided, however, that the Cominar Acquisition Group shall not, without the prior written consent of Canmarc: (i) modify or waive the Minimum Tender Condition; (ii) decrease the consideration per Canmarc Unit; (iii) change the form of consideration payable under the Offer (other than to add additional consideration); (iv) decrease the number of Canmarc Units in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Unitholders (it being understood that a waiver, in whole or in part, of any condition of the Offer (other than the Minimum Tender Condition) is not adverse to the Unitholders).

Covenants Regarding Non-Solicitation and Right to Match

Canmarc agreed not to directly or indirectly through any of its trustees, officers, employees, agents, representatives, financial advisors, legal counsel, accountants or other professional firm retained to assist in connection with the Offer and any of its affiliates and subsidiaries and their respective directors, officers, employees, agents and representatives and advisors (the “Representatives”) or otherwise: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any person to make an Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal; (iii) withdraw, modify or qualify (or propose to do so) in a manner adverse to the Cominar Acquisition Group, the approval or recommendation of the Canmarc Board or any committee thereof of the Offer or the Support Agreement; (iv) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal; or (v) accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any person in the event that Canmarc completes the transactions contemplated in the Support Agreement or any other transaction with the Cominar Acquisition Group or any of its affiliates agreed to prior to any termination of the Support Agreement, whether formal or informal.

For purposes of the Support Agreement, an “Acquisition Proposal” means, any offer, proposal, expression of interest, inquiry or announcement from any person (other than the Cominar Acquisition Group, Cominar or their respective Affiliates) made after the date of the Support Agreement (including any modification after the date of the Support Agreement of any offer or proposal made prior to the date of the Support Agreement) relating to: (i) any acquisition, sale or other disposition, direct or indirect, whether in a single transaction or a series of related transactions, of: (a) the assets of Canmarc and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Canmarc and its subsidiaries; or (b) voting or equity securities (including securities convertible into voting or equity securities), which together with other voting or equity securities beneficially (including securities convertible into voting or equity securities) owned by such person or any persons acting jointly or in concert with such person, would be equal to 15% or more of any voting or equity securities (including securities convertible into voting or equity securities) of Canmarc or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Canmarc and its subsidiaries; (ii) any take-over bid, issuer bid, deposit offer or exchange offer for any class of voting or equity securities (including securities convertible into voting or equity securities) of Canmarc; (iii) any plan of arrangement, merger, amalgamation, consolidation, unit exchange, share exchange, dual listed structure, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Canmarc or any of its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the fair market value of the consolidated assets of Canmarc and its subsidiaries; (iv) any similar transaction or series of transactions involving Canmarc or any of its subsidiaries; or (v) any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing.

For purposes of the Support Agreement, a “Superior Proposal” means, a bona fide written Acquisition Proposal that: (i) is made in writing after the date hereof; (ii) did not result from a breach of the non-solicitation covenants under the Support Agreement by Canmarc or its Representatives; (iii) relates to the acquisition of all of the outstanding Canmarc Units (other than the Canmarc Units owned by the person making the Acquisition Proposal together with its Affiliates) or to the acquisition of, or a plan of arrangement, merger, business combination, exchange or similar transaction involving, all or substantially all of the consolidated assets of Canmarc and its subsidiaries; (iv) is reasonably likely to be completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal; (v) is not subject to any financing condition and which the Canmarc Board has determined in good faith is either fully funded or is subject to adequate arrangements which have been made to ensure that the required funds will be available to effect payment in full for all of the Canmarc Units or assets, as applicable, to be acquired pursuant thereto; (vi) in respect of which the Canmarc Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that: (a) failure to recommend such Acquisition Proposal to the holders of Canmarc Units would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Canmarc Units from a financial point of view than the Offer.

Canmarc also agreed to immediately terminate any existing discussions or negotiations with any person (other than the Cominar Acquisition Group, Cominar or their Representatives) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by Canmarc. Canmarc agreed not to amend, modify or waive, but to enforce, any of the confidentiality, standstill or similar provisions of the confidentiality agreements entered into by Canmarc with other persons relating to a potential Acquisition Proposal.

Canmarc also agreed to notify the Cominar Acquisition Group and Cominar as soon as practicable (and in any event within 24 hours), at first orally and then in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal, and/or any request for non-public information relating to Canmarc or for access to properties, books and records or a list of the securityholders of Canmarc or any amendments to the foregoing. Such notice shall include the terms and conditions of, and the identity of the person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a written proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. Canmarc has agreed to keep the Cominar Acquisition Group and Cominar promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all inquiries by the Cominar Acquisition Group and Cominar with respect thereto.

If after the date of the Support Agreement, Canmarc receives a bona fide written Acquisition Proposal (that was not solicited after the date of the Support Agreement in contravention of the provisions of the Support Agreement), it was agreed that Canmarc and its Representatives may (provided that Canmarc notifies the Cominar Acquisition Group and Cominar of such Acquisition Proposal as required and in accordance with the Support Agreement): (i) contact the person making such Acquisition Proposal and its Representatives for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and (ii) if the Canmarc Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably be expected to lead to, a Superior Proposal and the failure to take the relevant action would be inconsistent with its fiduciary duties: (a) furnish information with respect to Canmarc to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement, provided that Canmarc sends a copy of such agreement to the Cominar Acquisition Group and Cominar promptly following its execution and the Cominar Acquisition Group and Cominar are promptly provided with a list of, and access to (at the request of the Cominar Acquisition Group and Cominar and to the extent not previously provided to the Cominar Acquisition Group and Cominar) the information provided to such person; and (b) engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives, provided that no discussions and negotiations may take place during the Match Period.

Canmarc also agreed that it may (i) enter into an agreement (in addition to any confidentiality agreement contemplated by the Support Agreement) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify, or qualify its approval or recommendation of the Offer and accept, recommend or approve an Acquisition Proposal that is a Superior Proposal, provided that: (a) Canmarc will have complied with its obligations under the Support Agreement; (b) the Canmarc Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties; (c) Canmarc has delivered written notice to the Cominar Acquisition Group and Cominar of the determination of the Canmarc Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Canmarc Board to approve or recommend such Superior Proposal and/or of Canmarc to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement and an executed copy of the confidentiality agreement contemplated by the Support Agreement and the range of values attributed by the Canmarc Board in good faith to any non-cash consideration included in the Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”); (d) at least five (5) business days have elapsed since the date the Superior Proposal Notice was received by the Cominar Acquisition Group and Cominar, which five-business day period is referred to as the “Match Period”; (e) if the Cominar Acquisition Group has offered to amend the terms of the Offer during the Match Period in accordance with the Support Agreement, the Canmarc Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Offer and the Support Agreement offered by the Cominar Acquisition Group at the termination of the Match Period; and (f) Canmarc terminates the Support Agreement by written notice in order to accept a Superior Proposal and pays the Termination Fee to Cominar.

During the Match Period, it was agreed that the Cominar Acquisition Group will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement. The Canmarc Board will review any such offer by the Cominar Acquisition Group to amend the terms of the Offer and the Support

Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Cominar Acquisition Group’s offer to amend the Offer and the Support Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Offer and the Support Agreement offered by the Cominar Acquisition Group. If the Canmarc Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Cominar Acquisition Group will amend the terms of the Offer and the parties shall enter into an amendment to the Support Agreement reflecting the offer by the Cominar Acquisition Group to amend the terms of the Offer and the Support Agreement.

It was further agreed that the Canmarc Board will promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal is publicly announced or made and the Canmarc Board determines it is not a Superior Proposal; or (ii) the Canmarc Board determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Cominar Acquisition Group has so amended the terms of the Offer. The Cominar Acquisition Group will be given a reasonable opportunity to review and comment on the form and content of any such press release.

Termination

The Support Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated below:

(a)	by mutual written consent of Cominar and Canmarc;

(b)	by:

(i)	Canmarc, if the Cominar Acquisition Group does not mail the Notice of Variation and Extension by the Latest Mailing Time or if the Offer and the Notice of Variation and Extension does not conform in all material respects with the description thereof in the Support Agreement; or

(ii)	Cominar, if Canmarc does not mail the Notice of Change within the time required by applicable Laws or if the Notice of Change does not conform in all material respects with the description thereof in the Support Agreement.

(c)	by Cominar on or after the Latest Mailing Time, if any condition to mailing the Notice of Variation and Extension for the Cominar Acquisition Group and Cominar’s benefit is not satisfied or waived by such date;

(d)	by Canmarc or Cominar, if any court of competent jurisdiction or other Regulatory Authority shall have issued an order, decree or ruling enjoining or otherwise permanently prohibiting or restraining the transactions contemplated in the Support Agreement, including the Offer and any Subsequent Acquisition Transaction and such order, decree or ruling has become final and non-appealable, provided that the Party seeking to terminate the Support Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(e)	by Cominar, by written notice to Canmarc at any time if Canmarc shall have breached, or failed to comply with, any of its covenants or obligations under the Support Agreement in any material respect (except for non-solicitation covenants which must be complied with in all respects), or if any representation or warranty of Canmarc contained in the Support Agreement shall have become inaccurate in any material respect; provided that: (i) Canmarc shall be provided with prompt written notice of such breach, non-compliance or inaccuracy and shall have ten (10) business days from receipt of such notice to cure such breach, non-compliance or inaccuracy; and (ii) the collective effect of all such breaches, non-compliance and/or inaccuracies shall have a Material Adverse Effect on Canmarc or otherwise prevent the completion of the Offer by the Outside Date, provided that any breach of the non-solicitation covenants shall not be subject to the provisos of (i) and (ii) set forth above;

(f)	by Canmarc, if any of the Cominar Acquisition Group or Cominar shall have breached, or failed to comply with, any of its covenants or obligations under the Support Agreement in any material respect, or if any representation or warranty of any of the Cominar Acquisition Group or Cominar contained in the Support Agreement shall have become inaccurate in any material respect provided that: (i) Cominar Acquisition Group and Cominar shall be provided with prompt written notice of such breach, non-compliance or inaccuracy and shall have ten (10) business days from receipt of such notice to cure such breach, non-compliance or inaccuracy; and (ii) the collective effect of all such breaches, non-compliance and/or inaccuracies would prevent the completion of the Offer by the Outside Date;

(g)	by Cominar if the Canmarc Board or any committee thereof (i) withdraws, amends or modifies in any manner adverse to the Cominar Acquisition Group its recommendation in favour of the Offer, (ii) approves or recommends in favour of any Acquisition Proposal, or (iii) the Canmarc Board fails to publicly recommend or reaffirm its approval of the Offer and recommendation that the Unitholders deposit all of their Canmarc Units under the Offer within five (5) business days of (A) the public announcement of any Acquisition Proposal that the Canmarc Board has determined is not a Superior Proposal or (B) the written request by the Cominar Acquisition Group that the Canmarc Board make such a recommendation or reaffirmation;

(h)	by Canmarc in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal;

(i)	by either Canmarc or Cominar if the Offer terminates, expires or is withdrawn at the Expiry Time without the Cominar Acquisition Group taking up and paying for any of the Canmarc Units as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the obligations required to be performed by it under the Support Agreement; or

(j)	by Canmarc, if the Cominar Acquisition Group has not taken up and paid for the Canmarc Units deposited under the Offer by the Outside Date, otherwise than as a result of the breach by the terminating party of any covenant or obligation under the Support Agreement or as a result of any representation or warranty of such party in the Support Agreement being untrue or incorrect.

Termination Fee

The Support Agreement entitles the Cominar Acquisition Group to an amount of $30 million (the “Termination Fee”) if the Support Agreement is terminated under any of the following circumstances (each a “Termination Fee Event”):

(a)	the Support Agreement is terminated in the circumstances set out in paragraph (g) under “Termination” above, in which case the Termination Fee shall be paid on the first (1st) business day after the Support Agreement is terminated;

(b)	Canmarc terminates the Support Agreement in the circumstances set out in paragraph (h) under “Termination” above, in which case Canmarc shall pay the Cominar Acquisition Group the Termination Fee concurrently with the earliest of accepting, recommending or approving or entering into of any definitive agreement relating to, a Superior Proposal; or

(c)	(i) on or after the date of the Support Agreement and prior to the Expiry Time, an Acquisition Proposal is publicly announced or any person has publicly announced an intention to make an Acquisition Proposal, and (A) the Offer is not completed as a result of the Minimum Tender Condition not having been met or (B) the Support Agreement is terminated in the circumstances set out in paragraph (i) under “Termination” above and (ii) an Acquisition Proposal is consummated within twelve (12) months of the termination of the Support Agreement, in which case the Termination Fee shall be paid to the Cominar Acquisition Group concurrently with the consummation of such Acquisition Proposal.

The parties agreed under the Support Agreement that under no circumstances shall Canmarc be obligated to make more than one Termination Fee payment.

Representations and Warranties

The Support Agreement contains limited representations and warranties of Canmarc relating to capitalization, securities laws matters, financial statements, no undisclosed liabilities, consents and non-contravention, absence of certain changes, the Canmarc DRIP and the Canmarc LTIP, transaction fees and expenses and limited representations and warranties of Cominar relating to capitalization, securities laws matters, financial statements, no undisclosed liabilities, consents and non-contravention, absence of certain changes and sufficiency of funds.

Conduct of the Business by Canmarc

Canmarc has covenanted and agreed in the Support Agreement that, during the period from the date of the Support Agreement until the earlier of the Effective Time and the time that the Support Agreement is terminated in accordance with its terms, unless the Cominar Acquisition Group or Cominar expressly consents in writing, it shall, and shall cause each of its subsidiaries to, among other things, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships.

Board Representation

Canmarc agreed that, promptly after the purchase by the Cominar Acquisition Group of such number of Canmarc Units as represents at least a majority of the then outstanding Canmarc Units, and from time to time thereafter, the Cominar Acquisition Group shall be entitled to designate a number of trustees of the Canmarc Board, and any members of committees thereof, determined on a pro rata basis based on the proportion of the Canmarc Units on a fully-diluted basis then held or controlled by the Cominar Acquisition Group and its Affiliates, such number of trustees or members of committees rounded down to the nearest whole number. Canmarc agreed not to frustrate the attempts of the Cominar Acquisition Group to do so and covenants to co-operate with the Cominar Acquisition Group, subject to applicable Law, to enable the designees of the Cominar Acquisition Group to be elected or appointed to the Canmarc Board, and any committees thereof and to constitute the applicable percentage of directors or members of committees, including, without limitation, at the request of the Cominar Acquisition Group, by using its reasonable commercial efforts to increase the size of the Canmarc Board and reasonable commercial efforts to secure the resignations of such trustees as the Cominar Acquisition Group may request.

Distributions

The Support Agreement provides that each of Canmarc and Cominar shall fix the record date for distributions on, respectively, the Canmarc Units and the Cominar Units, in respect of the month of January 2012 for January 31, 2012, with a payment date of February 15, 2012.

Cominar Guarantee

Cominar agreed to cause the Cominar Acquisition Group to perform all of its obligations under the Support Agreement and unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with the Cominar Acquisition Group for the due and punctual performance of each and every obligation of the Cominar Acquisition Group arising under the Offer.

Trustees and Officers’ Insurance and Indemnification

The Cominar Acquisition Group and Cominar covenanted and agreed under the Support Agreement that for the period from the Effective Time until six years after the Effective Time, the Cominar Acquisition Group will cause Canmarc and its subsidiaries (or any successors thereof) to maintain the current trustees’, directors’ and officers’ insurance policies or policies reasonably equivalent thereto for all trustees, directors and officers of Canmarc and its subsidiaries, covering claims made prior to or within six years after the Expiry Time, provided that neither Canmarc nor the Cominar Acquisition Group will be required, in order to maintain such insurance policy, to pay an annual premium in excess of 200% of the annual cost of the existing policies. The Cominar Acquisition Group and Cominar also agreed under the Support Agreement that after the expiration of such six-year period, they will use reasonable efforts to cause such trustees, directors and officers to be covered under these then existing trustees’, directors’ and officers’ insurance policies.

The parties further agreed pursuant to the Support Agreement that from and after the Effective Time, Cominar, the Cominar Acquisition Group and Canmarc shall indemnify and hold harmless, and provide advancement of expenses to, all past and present trustees, directors and officers of Canmarc or any of its subsidiaries (the “Indemnified Persons”) to the maximum extent permitted by Law, in respect of all liabilities and obligations, costs or expenses (including legal fees), judgments, fines, losses, claims or damages incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of or related to such Indemnified Person’s service as a trustee, director or officer of Canmarc or any of its subsidiaries or services performed by such persons at the request of Canmarc or any of its subsidiaries at or prior to the Effective Time. Cominar and the Cominar Acquisition Group further agreed to honour, or cause Canmarc to honour, all payments made in satisfaction of the Officer Obligations.

Unitholder Rights Plans

Canmarc agreed that it will continue to defer separation of the URP Rights with respect to the Offer until no earlier than immediately after the Expiry Time. Canmarc also agreed that, with effect at the Expiry Time that is immediately prior to the time upon which the Cominar Acquisition Group elects to take up Canmarc Units deposited under the Offer, Canmarc shall irrevocably waive or suspend the operation of or otherwise render the Unitholder Rights Plans inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless required by the terms of the Unitholder Rights Plans with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the Autorité des marchés financiers, Canmarc agreed not to redeem the URP Rights or otherwise waive, amend, suspend the operation of or terminate the Unitholder Rights Plans without the prior written consent of the Cominar Acquisition Group.

7.	Source of Funds

The increase in the cash consideration under the Offer of $56 million, in the aggregate, will be funded through cash on hand and the Credit Facilities.

8.	Time for Acceptance

The Offer is now open for acceptance until 3:00 p.m. (Toronto time) on January 27, 2012 unless further extended or withdrawn. Unitholders who have validly deposited and not withdrawn their Canmarc Units need take no further action to accept the Offer.

9.	Manner of Acceptance

Units may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

This Notice of Variation and Extension is also accompanied by the Letter of Transmittal (printed on YELLOW paper) for use in connection with the Offer, as increased hereby. Unitholders that have already made an election and submitted a Letter of Transmittal (printed on YELLOW paper) in connection with the Original Offer may, if they so choose, modify their election by completing and returning the enclosed Letter of Transmittal (printed on YELLOW paper) by no later than the Expiry Time, as instructed herein. A UNITHOLDER WHO HAS PREVIOUSLY DELIVERED A LETTER OF TRANSMITTAL DOES NOT HAVE TO DELIVER A NEW ONE UNLESS IT WISHES TO CHANGE ITS ELECTION. IF A UNITHOLDER HAS MADE A PREVIOUS ELECTION AND SUBMITTED A LETTER OF TRANSMITTAL AND DOES NOT SUBMIT A NEW LETTER OF TRANSMITTAL, THE COMINAR ACQUISITION GROUP WILL ACCEPT AND HONOR SUCH ELECTION AND IF AN ELECTION WAS MADE TO ACCEPT THE ORIGINAL OFFER, SUCH ELECTION WILL BE TREATED AS AN ELECTION TO ACCEPT THE INCREASED OFFER AND THE UNITHOLDER WILL RECEIVE $16.50 PER CANMARC UNIT, NOT SUBJECT TO PRO-RATION OR 0.7607 COMINAR UNITS, SUBJECT TO PRORATION, AS THE CASE MAY BE.

10.	Take-Up of and Payment for Deposited Units

If all of the conditions described in Section 4 of the Original Offer, “Conditions of the Offer” have been satisfied or waived (at the sole discretion of the Cominar Acquisition Group) at or prior to the Expiry Time, the Cominar Acquisition Group will take up and pay for Canmarc Units validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Canmarc Units taken up will be paid for or Cominar Units will be issued as soon as possible, and in any event not later than three business days after they are taken up. Any Canmarc Units deposited under the Offer after the date on which Canmarc Units are first taken up by the Cominar Acquisition Group under the Offer but prior to the Expiry Time will be taken up and paid for or Cominar Units will be issued not later than ten days after such deposit. See Section 6 of the Original Offer, “Take-Up of and Payment for Deposited Canmarc Units”.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described herein and that the maximum aggregate amount of Cominar Units available for issuance under the Offer is 16 million Cominar Units.

11.	Withdrawal of Deposited Units

Except as otherwise stated in Section 7 of the Original Offer, “Withdrawal of Deposited Canmarc Units” or as otherwise required by applicable Laws, all deposits of Canmarc Units under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Canmarc Units deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Unitholder:

(a)	at any time before the Canmarc Units have been taken up by the Cominar Acquisition Group under the Offer;

(b)	if the Canmarc Units have not been paid for by the Cominar Acquisition Group within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer, or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Cominar Acquisition Group, Cominar or of an affiliate of the Cominar Acquisition Group or Cominar, unless it is a change in a material fact relating to the Cominar Units being offered), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Canmarc Units where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Regulatory Authorities) and only if such deposited Canmarc Units have not been taken up by the Cominar Acquisition Group at the date of the notice.

Unitholders are referred to Section 7 of the Original Offer, “Withdrawal of Deposited Canmarc Units”, for further details as the withdrawal of deposited Canmarc Units under the Offer.

12.	Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.

13.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

14.	Trustees’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery of the Notice of Variation and Extension to the Unitholders and holders of Convertible Securities has been authorized, by the board of directors of each entity forming part of the Cominar Acquisition Group and by the board of trustees of Cominar.

APPROVAL AND CERTIFICATE OF THE COMINAR ACQUISITION GROUP

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the Board of each entity forming part of the Cominar Acquisition Group.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Canmarc Units which are the subject of the Offer.

DATED: January 16, 2012

8012075 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012083 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012091 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012105 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012113 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012121 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012130 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012148 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012156 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012164 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

APPROVAL AND CERTIFICATE OF COMINAR REAL ESTATE INVESTMENT TRUST

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the Board of Trustees of Cominar Real Estate Investment Trust.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Canmarc Units which are the subject of the Offer.

DATED: January 16, 2012

by	(Signed) Michel Dallaire	by	(Signed) Michel Berthelot
	President and Chief Executive Officer		Executive Vice-President Chief Financial Officer

On behalf of the board of trustees

by	(Signed) Pierre Gingras	by	(Signed) Alban D’Amours
	Trustee		Trustee

AUDITOR’S CONSENT

We have read the offer to purchase all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust by the Cominar Acquisition Group dated December 2, 2011, as amended by the notice of variation and extension dated January 16, 2012 (the “offering documents”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents. We consent to the incorporation by reference in the above-mentioned offering documents of our report to the unitholders of Cominar on the consolidated balance sheet of Cominar as at December 31, 2010 and the consolidated statements of income and comprehensive income, unitholders’ equity and cash flows for the year ended December 31, 2010. Our report is dated March 2, 2011.

(signed) PricewaterhouseCoopers, LLP
Chartered Accountants

Québec, Canada

January 16, 2012

FORMER AUDITORS’ CONSENT

We have read the notice of variation and extension by Cominar Acquisition Group of its offer to purchase all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust dated, January 16, 2012 (“the offering document”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned offering document of our report to the unitholders of Cominar Real Estate Investment Trust (the “REIT”) on the consolidated balance sheet of the REIT as at December 31, 2009 and the consolidated statements of income and comprehensive income, unitholders’ equity and cash flows for the year ended December 31, 2009. Our report is dated February 16, 2010 (except as to note 24b which is as at March 10, 2010).

(signed) Ernst & Young LLP1

Chartered Accountants

Québec City, Canada

January 16, 2012

[1]	CA auditor permit no. 10845

CONSENT OF LEGAL ADVISOR

TO: The Directors of each of 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc.; and

TO: The Trustees of Cominar Real Estate Investment Trust

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated December 2, 2011 made by Cominar Real Estate Investment Trust to the holders of trust units of Canmarc Real Estate Investment Trust, as amended by the Notice of Variation and Extension dated January 16, 2012.

(signed) Davies Ward Phillips & Vineberg LLP

Montréal, Canada January 16, 2012

SCHEDULE A

Cominar Real Estate Investment Trust

Pro Forma Consolidated Financial Statements

September 30, 2011

(Unaudited)

Cominar Real Estate Investment Trust

Pro Forma Consolidated Balance Sheet

As at September 30, 2011

(prepared under IFRS)

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

	Cominar Real Estate Investment Trust $	Canmarc Real Estate Investment Trust $	Note		Pro Forma Adjustments $	Pro Forma Balance Sheet Unit Alternative(1), (2) $
Assets
Investment properties
Income properties	2,405,008	1,291,563			—	3,696,571
Properties under development	78,564	—			—	78,564
Land held for future development	44,798	—			—	44,798

	2,528,370	1,291,563			—	3,819,933
Non-current assets classified as held for sale	—	64,850			—	64,850
Property and equipment	—	4,369	2	(g)	(4,369)	—
Long-term investment	—	15,939			—	15,939
Other long-term assets	—	1,211	2	(g)	(1,211)	—
Intangible assets	—	867	2	(g)	(867)	—
Goodwill	9,380	—	2	(d)	227,742	278,122
			2	(d)	41,000
Prepaid expenses and other assets	48,614	13,927	2	(b)	(28,968)	42,897
			2	(e)	4,088
			2	(g)	4,369
			2	(g)	867
Accounts receivable	14,134	12,887	2	(g)	1,211	28,232
Income taxes recoverable	54	—			—	54
Restricted cash	—	26,921			—	26,921
Cash	—	—	2	(a)	73,658	—
			2	(c)	(73,658)

Total assets	2,600,552	1,432,534			243,862	4,276,948

Liabilities
Mortgages payable	853,055	705,540	2	(d)	41,000	1,599,595
Convertible debentures	394,119	—			—	394,119
Bank indebtedness	171,515	7,013	2	(a)	(171,515)	492,482
			2	(c)	(7,013)
			2	(c)	494,568
			2	(e)	(2,086)
Long-term incentive plan	—	739	2	(f)	(739)	—
Accounts payable and accrued liabilities	30,665	26,439			—	57,104
Deferred tax liability	7,865	—			—	7,865
Distributions payable to unitholders	7,689	3,768			—	11,457

	1,464,908	743,499			354,215	2,562,622
Unitholders’ Equity	1,135,644	689,035	2	(a)	245,173	1,714,326
			2	(f)	(355,526)

Total liabilities and unitholders’ equity	2,600,552	1,432,534			243,862	4,276,948

All terms capitalized but not otherwise defined herein shall have the meaning given to them in the accompanying circular.

(1)	The amounts in the Pro Forma Balance Sheet have been calculated by using the Unit Alternative Assumption (as defined herein). Under this assumption, the purchase price under the Offer would be paid partly in cash and partly by the issuance of 16 million Cominar Units, being the maximum number of Cominar Units issuable under the Unit Alternative (the “Unit Alternative Assumption”).

(2)	Assuming that no Cominar Units are issued under the Offer and that the purchase price under the Offer would be paid entirely in cash (the “Cash Alternative Assumption”), total assets would be $4,265,949, bank indebtedness would be $839,563 and Unitholders’ Equity would be $1,356,246

Cominar Real Estate Investment Trust

Pro Forma Consolidated Statement of Income

For the nine-month period ended September 30, 2011

(prepared under IFRS)

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

	Cominar Real Estate Investment Trust $	Canmarc Real Estate Investment Trust $	Note		Pro Forma Adjustments $	Pro Forma Statement of Income Unit Alternative(1), (2) $
Operating revenues
Rental revenue from investment properties	239,758	137,781			—	377,539
Operating expenses	(102,251)	(66,394)	3	(c)	(312)	(169,216)
			3	(c)	(259)

Net operating income	137,507	71,387			(571)	208,323
Financial expense	(50,158)	(27,551)	3	(a)	(11,499)	(81,235)
			3	(a)	(2,049)
			3	(a)	6,685
			3	(a)	3,337
Trust administrative expenses	(4,266)	(7,543)	3	(c)	(578)	(12,387)
Other income	—	2,993			—	2,993
Long-term incentive plan	—	(578)	3	(c)	578	—
Depreciation of property and equipment	—	(312)	3	(c)	312	—
Amortization of intangible assets	—	(259)	3	(c)	259	—
Distributions – Class B LP Units	—	(1,719)	3	(b)	1,719	—
Fair value adjustment – Class B LP Units	—	(254)	3	(b)	254	—
Fair value adjustment – investment properties	—	(687)			—	(687)
Loss on disposal of investment properties	—	(298)			—	(298)
Transaction costs – business combination	(646)	—			—	(646)

Income before income taxes	82,437	35,179			(1,553)	116,063

Income taxes
Recoverable	78	—			—	78
Deferred	(757)	—			—	(757)

	(679)	—			—	(679)

Net income	81,758	35,179			(1,553)	115,384

Net income per unit (note 5)
Basic	1.29					1.27

Diluted	1.28					1.26

(1)	The amounts in the Pro Forma Statement of Income have been calculated by using the Unit Alternative Assumption. Under this assumption, the purchase price under the Offer would be paid partly in cash and partly by the issuance of 16 million Cominar Units, being the maximum number of Cominar Units issuable under the Unit Alternative.

(2)	Under the Cash Alternative Assumption, the financial expense would be $111,340, the net income would be $85,279, the basic net income per unit would be $1.13 and the diluted net income per unit would be $1.13.

Cominar Real Estate Investment Trust

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2010

(prepared under IFRS)

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

	Cominar Real Estate Investment Trust $	Canmarc Real Estate Investment Trust Period from May 25, 2010 to December 31, 2010 (Note 6) $	Note		Pro Forma Adjustments $	Pro Forma Statement of Income Unit Alternative(1), (2) $
Operating revenues
Rental revenue from investment properties	282,385	92,759			—	375,144
Operating expenses	(117,627)	(44,523)	4	(d)	(956)	(163,106)

Net operating income	164,758	48,236			(956)	212,038
Financial expense	(56,636)	(19,751)	4	(a)	(9,283)	(80,758)
			4	(a)	(2,253)
			4	(a)	5,397
			4	(a)	1,768
Trust administrative expenses	(5,315)	(4,299)	4	(d)	(160)	(9,774)
Distributions – long-term investment	—	943	4	(d)	(943)	—
Other income	—	1,078	4	(d)	943	2,021
Unit-based compensation expense	—	(160)	4	(d)	160	—
Depreciation and amortization	—	(956)	4	(d)	956	—
Business combination, bargain purchase gain	—	141,043	4	(b)	(141,043)	—
Adjustment to investment properties at fair value	7,198	(4,064)			—	3,134
Fair value adjustment and distribution expenses – Class B LP Units	—	(4,536)	4	(c)	4,536	—
Transaction costs – business combination	(685)	(4,957)	4	(b)	4,957	(685)

Income before income taxes	109,320	152,577			(135,921)	125,976

Income taxes
Current	(80)	—			—	(80)
Deferred	(446)	—			—	(446)

	(526)	—			—	(526)

Net income	108,794	152,577			(135,921)	125,450

Net income per unit
Basic	1.81					1.63

Diluted	1.80					1.62

(1)	The amounts in the Pro Forma Statement of Income have been calculated by using the Unit Alternative Assumption. Under this assumption, the purchase price under the Offer would be paid partly in cash and partly by the issuance of 16 million Cominar Units, being the maximum number of Cominar Units issuable under the Unit Alternative.

(2)	Under the Cash Alternative Assumption, the financial expense would be $100,610, the net income would be $105,598, the basic net income per unit would be $1.57 and the diluted net income per unit would be $1.56.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

1	Basis of presentation

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income of Cominar Real Estate Investment Trust (“Cominar” or the “Trust”) as at September 30, 2011 and for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, have been prepared by management of Cominar to give effect to the proposed acquisition (the “Acquisition”) of all the issued and outstanding units of Canmarc Real Estate Investment Trust (“Canmarc”) by Cominar on the basis of the assumptions and adjustments described below.

In the opinion of management, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income as at September 30, 2011 and for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010, include all adjustments necessary for the fair presentation of the transaction in accordance with International Financial Reporting Standards (“IFRS”) on a basis consistent with Cominar's accounting policies applied in the condensed interim consolidated financial statements for the quarter ended September 30, 2011.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the Acquisition will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim consolidated financial statements of Cominar as at and for the three months ended March 31, 2011 and the three and nine month periods ended September 30, 2011, both of which prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), the unaudited interim consolidated financial statements of Canmarc as at and for the three and nine month periods ended September 30, 2011, prepared in accordance with IAS 34, and the audited consolidated financial statements of Cominar and Canmarc as at and for the year ended December 31, 2010, both of which prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) prior to the transition to IFRS.

The unaudited pro forma consolidated balance sheet as at September 30, 2011, has been prepared using information from the unaudited consolidated balance sheet of Cominar as at September 30, 2011, the unaudited consolidated statement of financial position of Canmarc as at September 30, 2011, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on September 30, 2011.

The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2011, has been prepared using information from the unaudited consolidated statement of comprehensive income of Cominar for the nine-month period ended September 30, 2011, the unaudited consolidated statement of income of Canmarc for the nine-month period ended September 30, 2011, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2011 gives effect to the Acquisition as if it had occurred on May 25, 2010, the date of formation of Canmarc.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2010, has been prepared using information from the unaudited consolidated statement of comprehensive income of Cominar for the year ended December 31, 2010 as disclosed in the notes to Cominar’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 in conjunction with Cominar’ first time adoption of IFRS, the audited consolidated statement of earnings and comprehensive earnings of Canmarc for the period of May 25, 2010 to December 31, 2010 prepared in accordance with Canadian GAAP, the unaudited reconciliation of net income and comprehensive income of Canmarc for the period of May 25 to December 31, 2010 as disclosed in the notes to Canmarc’s unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2011 in conjunction with Canmarc’s first time adoption of IFRS, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the year ended December 31, 2010 gives effect to the Acquisition as if it had occurred on May 25, 2010, the date of formation of Canmarc.

2	Pro forma assumptions and consolidated balance sheet adjustments

(a)	Public offerings of Cominar Units

On October 20, 2011, Cominar issued 5,207,000 units for net proceeds of $107,472 under a public offering. On December 22, 2011, Cominar issued 6,594,100 units for net proceeds of $137,701 under a public offering. The net proceeds from these public offerings were used to pay down Cominar’s outstanding bank indebtedness under current credit facilities and the excess is assumed to be kept in cash for general corporate purposes. These public offerings are included in the pro forma adjustments as they have a direct impact on the amounts required to be drawn on the credit facilities for the Acquisition and the refinancing of Canmarc credit facilities.

(b)	Prior acquisition of Canmarc Units by Cominar

As at September 30, 2011, Cominar held 2,372,500 units of Canmarc. The investment in Canmarc Units is recorded at an amount of $28,968 under Prepaid expenses and other assets by Cominar as at September 30, 2011.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

(c)	Proposed acquisition of Canmarc

The acquisition is assumed to be paid in cash under the Cash Alternative Assumption or to be paid partly in cash and partly by the issuance of a maximum of 16,000,000 Cominar Units under the Unit Alternative Assumption.

Under the Unit Alternative Assumption, Cominar is assumed to purchase 54,784,294 issued and outstanding Canmarc Units as at September 30, 2011, plus 154,182 units of the long-term incentive plan that are assumed to be vesting upon acquisition of control, less 2,372,500 Canmarc Units already held by Cominar as at September 30, 2011, for a total number of 52,565,976 Canmarc Units at $16.50 per unit, of which 21,033,259 units will be paid by the issuance of 16,000,000 Cominar Units, for a total consideration of $919,293, including acquisition costs of $40,924. The acquisition costs include $34,750 of transaction costs that are charged directly to Unitholders’ equity. These costs are to be written-off through net income but have not resulted in a pro forma adjustment to the pro forma consolidated statements of income since these charges will be non-recurring expenses directly attributable to the Acquisition.

Cominar’s sources and uses of funds after completion of the offer to purchase contemplated are as follows:

	Unit Alternative $	Cash Alternative $
Units issued (16,000,000 x $22.38)	358,080	—
Revolving Loan (note 2(e))	494,568	510,000
Equity Bridge Loan (note 2(e))	—	336,187
Available cash (note 2(a))	73,658	73,658
Refinancing of Canmarc credit facilities	(7,013)	(7,013)

Consideration paid including acquisition costs	919,293	912,832

(d)	Goodwill

The Acquisition is recorded at its purchase price and the excess of the purchase price over the carrying amount of the net assets acquired has been allocated to mortgages payable and goodwill. As at September 30, 2011, the fair value of the mortgages payable is $746,540, being $41,000 over the carrying amount as per the unaudited interim financial statements of Canmarc. The allocation of the purchase price is preliminary. The allocation of the fair value of the net assets acquired and the goodwill may differ upon finalization of the purchase price allocation.

Purchase price	Unit Alternative $	Cash Alternative $
21,033,259 Canmarc Units payable by the issuance of 16,000,000 Cominar Units x $22.38	358,080	–
31,532,717 Canmarc Units x $16.50	520,290	–
52,565,976 Canmarc Units x $16.50	–	867,339
2,372,500 Canmarc Units already held x $16.50	39,146	39,146
Less: Unitholders’ equity of Canmarc as at September 30, 2011	(689,035)	(689,035)
Conversion of long-term incentive plan upon change of control	(739)	(739)

Adjustment to goodwill	227,742	216,711

(e)	Bank indebtedness for the Acquisition

Cominar has entered into a credit facilities agreement and is assumed to draw $494,568 on the Revolving Loan bearing interest at a variable rate, repayable in 2 years and 3 years and to draw nil on the Equity Bridge Loan repayable within a year and bearing interest at a variable rate with an increasing spread over the term of the Equity Bridge Loan.

Financing	costs related to the credit facilities amount to $6,174. These costs will be amortized over the respective term of the facilities. Financing costs related to the Revolving Loan are classified as an asset in the Prepaid expenses and other assets and the financing costs related to the Equity Bridge Loan and the Mortgage Bridge Loan are presented against the bank indebtedness.

(f)	Unitholder’s equity

The pro forma adjustment to the Unitholders’ equity reconciles as follows:

$
Units issued (16,000,000 x $22.38)	358,080
Elimination of Canmarc Unitholders’ equity	(689,035)
Transaction costs (note 2c)	(34,750)
Conversion of long-term incentive plan upon change of control	739
Elimination of long-term incentive plan included in Unitholders’ equity	(739)
Increase in fair value of Canmarc Units held by Cominar	10,179

(355,526)

(g)	Reclassification

Reclassification adjustments have been made to Canmarc’s presentation to be in accordance with Cominar’s presentation.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

3	Pro forma assumptions and statement of income adjustments for the nine month period ended September 30, 2011

(a)	Financial expense

Financial expense has been adjusted to reflect the interest expense on the Trust’s financing for the Acquisition, the duration fee and the amortization of financing costs for the nine months ended September 30, 2011. Interest expenses relating to the credit facilities would amount to a total of $11,499.

The amortization expense of the related financing costs represents a total amount of $2,049.

An adjustment has been made to recognize the amortization of the $41,000 increase in fair value of Canmarc’s mortgages payable over their estimated remaining life of 4.6 years. This amount of $6,685 is presented against the financial expense.

Interest expense related to Cominar and Canmarc bank indebtedness has been removed since it is assumed to have been repaid and refinanced as at May 25, 2010, as mentioned in Notes 2(a) and 2(c), respectively.

(b)	Class B LP Units

As at September 30, 2011, all Class B LP Units issued by one of Canmarc’s subsidiary were exchanged for Canmarc Units. The adjustment removes the expenses related to the distributions and the fair value adjustment of the Class B LP Units.

(c)	Reclassification

Reclassification adjustments have been made to Canmarc’s presentation to be in accordance with Cominar’s presentation.

4	Pro forma assumptions and statement of income adjustments for the year ended December 31, 2010

(a)	Financial expense

Financial expense has been adjusted to reflect the interest expense on the Trust’s financing for the Acquisition, the duration fee and the amortization of financing costs for the year ended December 31, 2010. Interest expenses relating to the credit facilities would amount to a total of $9,283.

The amortization expense of the related financing costs represents a total amount of $2,253.

An adjustment has been made to recognize the amortization of the $41,000 increase in fair value of Canmarc’s mortgages payable over their estimated remaining life of 4.6 years. This amount of $5,397 is presented against the financial expense.

Interest expense related to Cominar and Canmarc bank indebtedness has been removed since it is assumed to have been repaid and refinanced as at May 25, 2010, as mentioned in Notes 2(a) and 2(c), respectively.

(b)	Business combination

The pro forma statement of income for the year ended December 31, 2010, gives effect to the Acquisition as if it had occurred on May 25, 2010. Adjustments have been made to eliminate the bargain purchase gain and the transaction costs reported by Canmarc relating to the May 25, 2010 business combination that lead to the formation of Canmarc.

(c)	Class B LP Units

As at September 30, 2011, all Class B LP Units issued by one of Canmarc’s subsidiary were exchanged for Canmarc Units. The adjustment removes the expenses related to the distributions and the fair value adjustment of the Class B LP Units.

(d)	Reclassification

Reclassification adjustments have been made to Canmarc’s presentation to be in accordance with Cominar’s presentation.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

5	Cominar pro forma units outstanding and net income per unit

The average number of units used in the computation of pro forma basic and diluted net income per unit has been determined as follows:

	Basic			Diluted
(in thousands of units)	2011 (9 months)	2010 (12 months)		2011 (9 months)	2010 (12 months)
Weighted average number of Cominar Units issued and outstanding	63,367	60,055		63,755	60,401
Units issued for the Acquisition	16,000	9,688	(1)	16,000	9,688	(1)
Units issued under October 20, 2011 public offering	5,207	3,153	(2)	5,207	3,153	(2)
Units issued under December 22, 2011 public offering	6,594	3,993	(3)	6,594	3,993	(3)

Pro forma weighted average units outstanding of Cominar	91,168	76,889		91,556	77,235

Pro forma net income	$115,384	$125,450		$115,384	$125,450

Pro forma net income per unit	$1.27	$1.63		$1.26	$1.62

(1)	Assuming the issuance of 16,000,000 Cominar Units on May 25, 2010 for the Acquisition (note 2 (c))

(2)	Assuming the issuance of 5,207,000 Cominar Units on May 25, 2010 from the October 20, 2011 public offering (note 2 (a))

(3)	Assuming the issuance of 6,594,100 Cominar Units on May 25, 2010 from the December 22, 2011 public offering (note 2 (a))

6	Canmarc income statement information in accordance with IFRS for the period from May 25, 2010 to December 31, 2010

	Canadian GAAP $	IFRS Adjustments $	IFRS $
Operating revenues
Rental revenue from investment properties	92,759	—	92,759
Operating expenses	(44,523)	—	(44,523)

Net operating income	48,236	—	48,236
Financial expense	(19,751)	—	(19,751)
Trust administrative expenses	(4,299)	—	(4,299)
Distributions – long-term investment	943	—	943
Other income	1,078	—	1,078
Unit-based compensation expense	(160)	—	(160)
Depreciation and amortization	(9,717)	8,761	(956)
Business combination, bargain purchase gain	—	141,043	141,043
Business combination costs	—	(4,957)	(4,957)
Fair value adjustment of investment properties	—	(4,064)	(4,064)
Fair value adjustment and distribution expenses – Class B LP Units	—	(4,536)	(4,536)

Earnings before non-controlling interest	16,330	136,247	152,577
Non-controlling interest	(1,218)	1,218	—

Net income	15,112	137,465	152,577

DEPOSITARY AND INFORMATION AGENT FOR THE OFFER

The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: corporateactions@computershare.com

Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY THE COMINAR ACQUISITION GROUP TO PURCHASE ALL OUTSTANDING CANMARC UNITS.

LETTER OF TRANSMITTAL

For Deposit of Trust Units of

CANMARC REAL ESTATE INVESTMENT TRUST

(together with associated rights issued under any unitholder rights plan)

under the Offer dated December 2, 2011, as amended by the Notice of Variation and Extension dated January 16, 2012, made by

COMINAR ACQUISITION GROUP

(as defined below)

THE ORIGINAL OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW

OPEN FOR ACCEPTANCE UNTIL 3.00 P.M. (TORONTO TIME)

ON JANUARY 27, 2012 (THE “EXPIRY TIME”) UNLESS

THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF: (1) YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING UNIT CERTIFICATE(S); OR (2) YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

UNITHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit Canmarc Units (as defined below) of Canmarc Real Estate Investment Trust (“Canmarc”) under the offer dated December 2, 2011, as amended by the Notice of Variation and Extension dated January 16, 2012, (the “Offer”) made by 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc., each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (collectively, the “Cominar Acquisition Group”), to purchase solidarily on the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units of Canmarc, other than any trust units of Canmarc owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all trust units of Canmarc that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of Convertible Securities (together with the rights associated with trust units of Canmarc (the “Rights”) issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”), and must be received by Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

Holders of Canmarc Units (the “Unitholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Unitholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

Unitholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Canmarc Units according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer and accompanying circular dated December 2, 2011, as amended by the Notice of Variation and Extension dated January 16, 2012, (the “Offer and Circular”) contain important information and Unitholders are urged to read the Offer and Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Canmarc Units with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Canmarc Units under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. UNITHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “SUBSTITUTE FORM W-9 FOR U.S. UNITHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. UNITHOLDER, PLEASE SEE INSTRUCTION 8.

NOTICE TO UNITHOLDERS RESIDENT IN THE UNITED STATES AND OTHER NON-CANADIAN JURISDICTIONS

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (DEFINED BELOW).

HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS.

ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM

2

SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER.

THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

An “Ineligible Unitholder” is a Unitholder for which the investment decision to deposit Canmarc Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction or other non-Canadian jurisdiction in which the Cominar Acquisition Group is not satisfied, in its sole discretion, that the Cominar Units may be lawfully delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction or other country, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s U.S. jurisdiction).

Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in Canada.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	THE COMINAR ACQUISITION GROUP

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its Toronto, Ontario office set out herein

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned or the person on whose behalf the book-entry transfer is made, hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Canmarc Units and, effective immediately following the time when the Cominar Acquisition Group takes up Canmarc Units under the Offer (the “Effective Time”), irrevocably sells, assigns and transfers to the Cominar Acquisition Group all of the right, title and interest of the undersigned in and to the Deposited Canmarc Units. The term “Deposited Canmarc Units” refers to the Canmarc Units identified below as being deposited under the Offer together with all rights (including Rights) and benefits arising from such Canmarc Units including, without limitation, any and all Distributions, and the term “Distributions” refers to any and all distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Canmarc Units or any of them on and after the date of the Offer, including, without limitation, any distributions or payments on such distributions, payments, securities, property or other interests.

Box 1
DESCRIPTION OF CANMARC UNITS DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Canmarc Units Represented by Certificate(s)*	Number of Canmarc Units Deposited**

TOTAL:

*	You do not need to complete these columns in respect of Canmarc Units deposited by book-entry transfer.

**	If you desire to deposit fewer than all Canmarc Units evidenced by any certificate(s) listed above, please indicate in this column the number of Canmarc Units you wish to deposit. Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

Unless waived by the Cominar Acquisition Group, Unitholders are required to deposit one Right for each Canmarc Unit deposited under the Offer in order to effect a valid deposit of such Canmarc Unit. No additional payment will be made for the Rights and no amount of the consideration to be paid by the Cominar Acquisition Group for the Canmarc Units will be allocated to the Rights. The following procedures must be followed in order to effect the valid deposit of the Rights associated with the Canmarc Units:

(a)	if the Separation Time under the relevant Unitholders Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Canmarc, a deposit of Canmarc Units will also constitute a deposit of the associated Rights;

(b)	if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Canmarc prior to the time Canmarc Units are deposited under the Offer, Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited must be delivered with the Letter of Transmittal or a Book-Entry Confirmation must be received by the Depositary with respect thereto; and

(c)	if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Canmarc Units are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Unitholder making the deposit, the Unitholder may deposit its Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

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Note that, in any case, a deposit of Canmarc Units hereunder constitutes an agreement by the Unitholder making the deposit to deliver Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited by the Unitholder, or a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Cominar Acquisition Group reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Unitholder making the deposit, prior to taking up the Canmarc Units deposited by such Unitholder for payment pursuant to the Offer, Rights Certificates (or a Book-Entry Confirmation) from the Unitholder representing Rights equal in number to the Canmarc Units deposited by the Unitholder.

Box 2

DESCRIPTION OF THE RIGHTS DEPOSITED UNDER THE OFFER*

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Rights Represented by Certificate(s)**	Number of Rights Deposited*

TOTAL:

*	You do not need to complete this box if the Separation Time has not occurred prior to the Expiry Time and Rights Certificates have not been issued by Canmarc because in that case a deposit of Canmarc Units by the undersigned will also constitute a deposit of all of the associated Rights.

**	You do not need to complete these columns in respect of Rights deposited by book-entry transfer.

Box 3

ELECTION FOR CASH OR COMINAR UNITS

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) or the Unit Alternative (as defined in the Offer and Circular) with respect to all of the Deposited Canmarc Units under the Offer with this Letter of Transmittal or book-entry transfer, as applicable. The undersigned hereby elects as follows:

☐	CASH ALTERNATIVE

Unitholders that check this box will receive $16.50 cash for each Canmarc Unit deposited under the Offer.

OR

☐	UNIT ALTERNATIVE

Unitholders that check this box will receive 0.7607 trust unit of Cominar Real Estate Investment Trust for each Canmarc Unit deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

If the undersigned fails to elect the Cash Alternative or the Unit Alternative in this Letter of Transmittal, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Canmarc Units.

No fractional Cominar Units will be issued pursuant to the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Cominar Unit will receive a cash payment determined on the basis of $21.69 for each Cominar Unit.

If a Unitholder delivered a Notice of Guaranteed Delivery in respect of Units deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received under the Offer will supersede any election made in this Letter of Transmittal. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

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The undersigned represents and warrants that:

(a)	the undersigned has received the Offer and Circular;

(b)	the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Canmarc Units to the Cominar Acquisition Group and all rights and benefits arising from such Deposited Canmarc Units including, without limitation, any Distributions;

(c)	the undersigned or the person on whose behalf a book-entry transfer is made owns the Deposited Canmarc Units;

(d)	the Deposited Canmarc Units and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Canmarc Units or Distributions, to any other person,

(e)	the deposit of the Deposited Canmarc Units complies with applicable Laws; and

(f)	when the Deposited Canmarc Units are taken up and paid for by the Cominar Acquisition Group will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances the Cominar Acquisition Group may, among other things, (i) vary, extend or terminate the Offer (see Section 5 of the Offer, “Extension, Variation or Change in the Offer”), or (ii) make such adjustments as it considers appropriate to the offer price and other terms of the Offer to reflect any changes on or after the date of the Offer in the Canmarc Units or Canmarc’s capitalization (see Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Canmarc should declare, set aside, allot or reserve any Distributions that are payable or distributable to Unitholders on a record date prior to the date of transfer into the name of the Cominar Acquisition Group or its nominee or transferee on the securities registers maintained by or on behalf of Canmarc in respect of Canmarc Units, then the Cominar Acquisition Group may reduce the Offer Price or the undersigned may be required to promptly transfer to the Cominar Acquisition Group such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”).

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each trustee and officer of the Cominar Acquisition Group, and any other person designated by the Cominar Acquisition Group in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Canmarc Units (which Deposited Canmarc Units and Rights upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Canmarc;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Unitholder, to exercise any and all rights of such Unitholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Cominar Acquisition Group, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Cominar Acquisition Group in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Unitholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canmarc;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Unitholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Unitholder; and

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(d)	to exercise any other rights of a Unitholder with respect to such Purchased Securities.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Unitholder at any time with respect to the Deposited Canmarc Units or any Distributions. Such depositing Unitholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Canmarc Units or any Distributions by or on behalf of the depositing Unitholder unless the Deposited Canmarc Units are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Canmarc Units”.

The undersigned also agrees following the Effective Time not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canmarc and, except as may otherwise be agreed with the Cominar Acquisition Group, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Cominar Acquisition Group any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Cominar Acquisition Group as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Cominar Acquisition Group, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Cominar Acquisition Group. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Unitholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Unitholder and all obligations of the Unitholder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Unitholder.

The Depositary will act as the agent of persons who have deposited Canmarc Units in acceptance of the Offer for the purposes of receiving payment from the Cominar Acquisition Group and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Canmarc Units under the Offer.

All amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Unitholder who has deposited (and not withdrawn) Canmarc Units under the Offer that have been taken up and accepted for payment will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of Cdn.$25 million, which will be made by wire transfer (as described below)) payable in Canadian funds in the amount to which the person depositing Canmarc Units is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Canmarc Units so deposited. Unless the person depositing the Canmarc Units instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities registers maintained by or on behalf of Canmarc. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Cominar Acquisition Group may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder. The undersigned further understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Cominar Acquisition Group or the Depositary by reason of any delay in making payments for Canmarc Units to any person on account of Canmarc Units accepted for payment under the Offer.

Pursuant to rules of the Canadian Payments Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with

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the undersigned involving a payment in excess of Cdn.$25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Canmarc Units that are not taken up and paid for by the Cominar Acquisition Group under the Offer for any reason will be returned, at the Cominar Acquisition Group’s expense, to the depositing Unitholder as soon as practicable after the Expiry Time or termination of the Offer, by either (i) sending certificates representing the Canmarc Units not purchased by first class insured mail to the address of the depositing Unitholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Canmarc, or (ii) in the case of Canmarc Units deposited by book-entry transfer of such Canmarc Units pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Canmarc Units to the depositing Unitholder’s account maintained with CDS.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Cominar Units on behalf of Ineligible Unitholders through the facilities of the TSX).

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

8

UNITHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:	SEND CHEQUE
(please print or type)	(Unless Block “D” is checked) TO ☐ Same as address in Block “A” or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Canmarc Units if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS

U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)	☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Unitholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “Substitute Form W-9 for U.S. Unitholders Only” for further details.

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BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐       CHECK HERE IF CANMARC UNITS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder	Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F

U.S. UNITHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER:

☐       The person signing this Letter of Transmittal represents that it is not a U.S. Unitholder, is not acting on behalf of a U.S. Unitholder and does not have a U.S. address; or

☐       The person signing this Letter of Transmittal represents that it is a U.S. Unitholder, is acting on behalf of a U.S. Unitholder or has a U.S. address.

IF YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE INFORMATION AGENT AND/OR THE DEPOSITARY.

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BLOCK G

U.S. AND OTHER NON-CANADIAN UNITHOLDERS

If you are a Unitholder resident in the U.S. or other non-Canadian jurisdiction or are acting on behalf of a Unitholder resident in the U.S. or other non-Canadian jurisdiction, or if the address for delivery of the Cominar Units set out in Block B above is in the United States or an other non-Canadian jurisdiction, you represent that the person making the investment decision to deposit Canmarc Units under the Offer is resident in the state or other jurisdiction listed in Block A above, unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Canmarc Units for each jurisdiction.

☐	The person signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Canmarc Units under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

☐	The person signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Canmarc Units under the Offer is an (are) Ineligible Unitholder(s).

YOU ACKNOWLEDGE THAT THE COMINAR ACQUISITION GROUP IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE COMINAR UNITS. YOU ACKNOWLEDGE AND AGREE THAT IF THE COMINAR ACQUISITION GROUP DETERMINES, IN ITS SOLE DISCRETION, THAT YOU ARE AN INELIGIBLE UNITHOLDER, OR IF THIS BLOCK G IS PARTIALLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, THE COMINAR ACQUISITION GROUP IS ENTITLED TO TREAT YOU AS BEING AN INELIGIBLE UNITHOLDER AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE OFFER AND CIRCULAR.

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UNITHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Unitholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Canmarc Units or Rights, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

BLOCK H SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3):

Authorized Signature of Guarantor

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Dated:

Signature of Unitholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Unitholder or Authorized Representative (please print or type)

Daytime telephone number and facsimile number of Unitholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. UNITHOLDERS ONLY
SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)
Part 2 — For payees exempt from backup withholding, please write “exempt” here (see W-9 Guidelines):

Name

Business Name

Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐Trust/Estate

☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)

☐ Other

Address

City Name Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or
(c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. citizen or other U.S. person (defined below).

Signature Date , 2012

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature                                                                                            Date

DEFINITION OF A U.S. PERSON: For federal tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Canmarc Units and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing the deposited Rights (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Canmarc Units or Rights (or any Book-Entry Confirmation), and all other required documents is at the option and risk of the Unitholder depositing these documents. The Cominar Acquisition Group recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon physical receipt by the Depositary.

(c)	Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee if they wish to accept the Offer.

2.	Procedure for Guaranteed Delivery

If a Unitholder wishes to deposit Canmarc Units under the Offer and either (a) the certificate(s) representing the Canmarc Units is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Canmarc Units may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all Deposited Canmarc Units and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing all deposited Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed with the signature(s) guaranteed if required by Instruction 3 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, are physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

(d)	if the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed by Canmarc before the Expiry Time, the Rights Certificate(s) representing all deposited Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed with the signature(s) guaranteed if required by Instruction 3 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, are physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed by Canmarc.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Canmarc Units and, if applicable, Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Unitholder accepting the Offer described above or by such Unitholder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

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(b)	Notwithstanding Instruction (a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Canmarc Units in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Canmarc:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate unit transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)	the signature(s) on the endorsement panel or unit transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)	such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of Canmarc Unit certificate(s) deposited herewith or in the circumstances set out in (a), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any unit certificate or unit transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either the Cominar Acquisition Group or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) is (are) to be sent to or, in respect of partial deposits of Canmarc Units, certificates representing Canmarc Units are to be returned to, someone at an address other than the address of the Unitholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Unitholder at the address of such Unitholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Unitholder as it appears on the securities register maintained by or on behalf of Canmarc. Any cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Canmarc Units evidenced by any certificate(s) submitted is to be deposited, fill in the number of Canmarc Units to be deposited in the appropriate space in Box 1, entitled “Number of Canmarc Units deposited” on this Letter of Transmittal. In such case, new certificate(s) for the number of Canmarc Units not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Canmarc Units by book-entry transfer.

8.	Substitute Form W-9 for U.S. Unitholders Only

United States federal income tax law generally requires a U.S. Unitholder who receives cash in exchange for Canmarc Units to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Unitholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Unitholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Unitholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Unitholder is awaiting a TIN), (2) that (i) the Unitholder is exempt from backup withholding; (ii) the Unitholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Unitholder that he is no longer subject to backup withholding; and (3) that the Unitholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

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If Canmarc Units are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Unitholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Unitholder has a U.S. address, but is not a U.S. Unitholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, UNITHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY THE COMINAR ACQUISITION GROUP TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; AND (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

9.	Notice to certain Unitholders resident in the U.S. or other non-Canadian jurisdictions

All Ineligible Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Canmarc Units are held of their status as an Ineligible Unitholder. Failure by an Ineligible Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Canmarc Units are held of such Unitholder’s status as an Ineligible Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state or other jurisdiction who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state or other jurisdiction of which such Unitholder is a resident. Any Unitholder resident in the U.S. or other non-Canadian jurisdiction who deposits Canmarc Units using a Letter of Transmittal that does not indicate whether such Unitholder resident in the U.S. or other non-Canadian jurisdiction is an Ineligible Unitholder will be deemed to have certified that such Unitholder is not an Ineligible Unitholder.

Unless otherwise indicated in Block G above, the undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of Transmittal represent(s) Units not held by or on behalf of one or more Ineligible Unitholders. The undersigned acknowledges that The Cominar Acquisition Group and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and The Cominar Acquisition Group is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

See “Notice to Unitholders in the United States and in other countries” above for further information.

10.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

11.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Canmarc Units, additional certificate numbers and number of Canmarc Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Canmarc Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Canmarc Units will be purchased. All depositing Unitholders by execution of this Letter of Transmittal, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Canmarc Units for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec and all courts competent to hear appeals therefrom.

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(e)	the Cominar Acquisition Group will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Canmarc Units under the Offer.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Canmarc Units deposited under the Offer will be determined by the Cominar Acquisition Group in its sole discretion. Depositing Unitholders agree that such determination will be final and binding. The Cominar Acquisition Group reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Cominar Acquisition Group reserves the absolute right to waive any defects or irregularities in the deposit of any Canmarc Units. There shall be no duty or obligation of the Cominar Acquisition Group, the Depositary any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Cominar Acquisition Group’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Cominar Acquisition Group reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

12.	Lost Certificates

If a certificate representing Canmarc Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Canmarc’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Canmarc Units has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Canmarc Units represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

13.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Canmarc Units with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

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FOR U.S. UNITHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or a disregarded entity	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporation (or LLC electing corporate status on Form 8832)	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC treated as a partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

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(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

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The Depositary for the Offer is:

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, by Hand or by Courier 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253 E-mail: corporateactions@computershare.com Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular and this Letter of Transmittal may be directed to the Information Agent and/or the Depositary. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY THE COMINAR ACQUISITION GROUP FOR ALL THE OUTSTANDING CANMARC UNITS.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Trust Units of

CANMARC REAL ESTATE INVESTMENT TRUST

(together with associated rights issued under any unitholder rights plan)

under the Offer dated December 2, 2011, as amended by the Notice of Variation and

Extension dated January 16, 2012, made by

COMINAR ACQUISITION GROUP

(as defined below)

THE ORIGINAL OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 3:00 P.M. (TORONTO TIME) ON JANUARY 27, 2011 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

(1)	YOUR CERTIFICATE(S) REPRESENTING YOUR TRUST UNITS ARE NOT IMMEDIATELY AVAILABLE;

(2)	YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK ENTRY TRANSFER OF YOUR TRUST UNITS ON A TIMELY BASIS; OR

(3)	YOU ARE NOT ABLE TO DELIVER SUCH CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated December 2, 2011, as amended by the Notice of Variation and Extension dated January 16, 2012 (the “Offer”) made by 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc., each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (the “Cominar Acquisition Group”), to purchase on the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”) other than any trust units of Canmarc owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all trust units of Canmarc that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of Convertible Securities (together with the rights associated with trust units of Canmarc (the “URP Rights”) issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”), only if certificate(s) representing the Canmarc Units to be deposited under the Offer are not immediately available or if the holder of the Canmarc Units (the “Unitholder”) is not able to deliver the certificate(s) and all other required documents to Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

The terms and conditions of the Offer, as amended, are incorporated by reference in this Notice of Guaranteed Delivery. Certain capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Glossary to the Offer and accompanying circular dated December 2, 2011, as amended by the Notice of Variation and Extension dated January 16, 2012 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Canmarc Units with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document. Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Unitholder wishes to deposit Canmarc Units under the Offer and either (i) the certificate(s) representing the Canmarc Units is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Canmarc Units may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)	the certificate(s) representing all Deposited Canmarc Units, and if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

(d)	if the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed by Canmarc before the Expiry Time, the Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with instructions set out in the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed by Canmarc.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).

The undersigned understands and acknowledges that payment for Canmarc Units deposited and taken up by the Cominar Acquisition Group under the Offer will be made only after timely receipt by the Depositary of the certificate(s) representing the Canmarc Units and, if applicable, Rights Certificates, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Canmarc Units and, if applicable, Rights, with the signature(s) guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. The undersigned further understands and acknowledges that under no circumstances will interest accrue, or be paid by the Cominar Acquisition Group or the Depositary to the persons depositing Canmarc Units, on the purchase price of Canmarc Units purchased by the Cominar Acquisition Group, regardless of any delay in making payments for Canmarc Units, and that the consideration for the Canmarc Units tendered pursuant to the guaranteed delivery procedures will be the same as that for the Canmarc Units delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Units to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary for such Units is not made until after the take-up of, and payment for, the Canmarc Units under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

NOTICE TO UNITHOLDERS IN THE UNITED STATES AND OTHER COUNTRIES

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS

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MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (DEFINED BELOW).

HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS.

ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER.

THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

An “Ineligible Unitholder” is a Unitholder for which the investment decision to deposit Canmarc Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction or other country in which the Cominar Acquisition Group is not satisfied, in its sole discretion, that the Cominar Units may be lawfully delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction or other country, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s U.S. jurisdiction).

Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in Canada.

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TO:	THE COMINAR ACQUISITION GROUP

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail:	By Registered Mail, by Hand or by Courier:	By Facsimile Transmission:

Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	1-905-771-4082

Attention: Corporate Actions	Attention: Corporate Actions

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING COMPANY SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMPANY SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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TO:	THE COMINAR ACQUISITION GROUP

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The undersigned hereby deposits with the Cominar Acquisition Group, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of each of which is hereby acknowledged, the Canmarc Units listed below in Box 1, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Box 1
CANMARC UNITS* (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s))	Number of Canmarc Units Represented by Certificate(s)*	Number of Canmarc Units Deposited*

TOTAL:

Box 2

DESCRIPTION OF THE RIGHTS DEPOSITED UNDER THE OFFER**

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Rights Represented by Certificate(s)*	Number of Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited.
**	The following procedures must be followed in order to effect the valid delivery of Rights Certificates: (a) if the Separation Time under the Unitholders Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Canmarc, a deposit of Canmarc Units by the undersigned will also constitute a deposit of the associated Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Canmarc prior to the time the undersigned deposits Canmarc Units under the Offer, Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited under the Offer must be delivered with the certificates representing the Canmarc Units; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time the undersigned deposits its Canmarc Units under the Offer, or the Rights Certificates have been distributed but not received by the undersigned, the undersigned may deposit its Rights before receiving Rights Certificates by using the guaranteed delivery procedure. Note that in any case, a deposit of Canmarc Units constitutes an agreement by the undersigned to deliver Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited by the undersigned on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Cominar Acquisition Group reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Canmarc Units deposited by the undersigned for payment pursuant to the Offer, Rights Certificates from the undersigned representing Rights equal in number to the Canmarc Units deposited by the undersigned.

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Box 3
ELECTION FOR CASH OR COMINAR UNITS
Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) or the Unit Alternative (as defined in the Offer and Circular) with respect to all of the Deposited Canmarc Units (as defined in the Offer and Circular). The undersigned hereby elects as follows:

☐ CASH ALTERNATIVE Unitholders that check this box will receive $16.50 cash for each Canmarc Unit deposited under the Offer.

OR

☐

UNIT ALTERNATIVE

Unitholders that check this box will receive 0.7607 trust unit of Cominar for each Canmarc Unit deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

If the undersigned fails to elect the Cash Alternative or the Unit Alternative in this Notice of Guaranteed Delivery, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Canmarc Units.

No fractional Cominar Units will be issued pursuant to the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Cominar Unit will receive a cash payment determined on the basis of $21.69 for each Cominar Unit.

IF A UNITHOLDER DELIVERS THIS NOTICE OF GUARANTEED DELIVERY IN RESPECT OF UNITS TO BE DEPOSITED WITH A LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THIS NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN A LETTER OF TRANSMITTAL.

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UNITHOLDER SIGNATURE(S)

Signature(s) of Unitholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

*	Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited.

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Canmarc Units deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

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The Depositary for the Offer is:

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, by Hand or by Courier 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: corporateactions@computershare.com

Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular and this Notice of Guaranteed Delivery may be directed to the Information Agent and/or the Depositary. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

1.1	Press Release, dated November 28, 2011*

1.2	Advertisement, dated December 2, 2011*

1.3	Press Release, dated December 2, 2011*

1.4	Press Release dated January 12, 2012***

1.5	Press release dated January 16, 2012

2.1	Annual Information Form of Cominar Real Estate Investment Trust (“Cominar”) dated March 30, 2011 for the year ended December 31, 2010*

2.2

Comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.3

Unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.4	Management Information Circular of Cominar dated March 30, 2011, prepared in connection with Cominar’s annual and special meeting of Unitholders held on May 17, 2011*

2.5	Material Change Report of Cominar, dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer*

2.6	Material Change Report of Cominar dated December 6, 2011 with respect to a prospectus offering of 5,734,000 Cominar Units**

*	Previously furnished as an exhibit to the filing person’s Form CB submitted to the SEC on December 5, 2011.
**	Previously furnished as an exhibit to Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished as an exhibit to Amendment No. 2 to the filing person’s Form CB submitted to the SEC on January 13, 2012.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cominar concurrently with the furnishing of Form CB on December 5, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: /s/ Michel Paquet
Name:	Michel Paquet
Title:	Senior Executive Vice-President and Secretary

Date: January 17, 2012